# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CorMedix Inc., CIK 0001410098
CUSIP: 21900C308
Title of class of securities: COMMON STOCK, PAR V ALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 300 CONNELL DRIVE, SUITE 4200, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 05/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002063837

## Reporting persons
- SHAIBATALHAMD AYMEN ABDALKADER: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CorMedix Inc.
Address of issuer's principal executive offices: 300 CONNELL DRIVE, SUITE 4200, BERKELEY HEIGHTS, NEW JERSEY, 07922

## Item 2. Person Filing
Name of person filing: SHAIBATALHAMD AYMEN ABDALKADER
Address of principal business office or, if none, residence: 7852, Al Batinah, 2650, Al Woroud Dist., Riyadh 12253, Saudi Arabia
Citizenship: Saudi Arabia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SHAIBATALHAMD AYMEN ABDALKADER: SHAIBATALHAMD AYMEN ABDALKADER, Individual (05/12/2025)